Exhibit 99.1

Ioneer Announces Changes to its Board of Directors

May 5, 2025 – Sydney, Australia – Ioneer Ltd (ASX: INR, Nasdaq: IONR) (Ioneer or Company) today announces the retirement of Mr. Stephen Gardiner as a Non-Executive Director of the Company, and after an extensive search process, the appointment of Mr. Timothy (Tim) Woodall as an independent Non-Executive Director to its Board, effective 5 May 2025.

Mr. Gardiner was appointed to the Board in August 2022 and has retired due to personal reasons.  Mr. Gardiner provided some advance notice of his intention to retire to enable a smooth replacement process to occur. The Board wishes Stephen all the best in his personal and professional endeavours.

Mr. Woodall has over 30 years’ experience in international M&A and finance, specialising in the energy sector. His expertise includes being the founder and Managing Director of a boutique advisory firm, the CEO of a technical consulting firm and senior roles in New York and London with global investment banks. Additionally, he has held senior executive positions with energy companies in Australia and the USA.

Mr. Woodall has a Bachelor of Economics from the University of Adelaide, is a Fellow of the Australian Society of CPAs (FCPA) and a graduate member of the Australian Institute of Company Directors (GAICD). He will chair the Audit and Risk Committee and be a member of the Nomination and Remuneration Committee, roles vacated by Stephen Gardiner on his retirement.

Ioneer Executive Chair, James Calaway, said:

“Since joining the Ioneer board, Stephen has served as chair of the Audit and Risk Committee, and member of the Nomination and Remuneration Committee with distinction.  Stephen’s experience, clarity of thought and measured approach helped ensure the interests of our shareholders, and broader stakeholders were well served. We are delighted to welcome Tim to the Board to replace Stephen. We look forward to him contributing through his deep understanding of the finance sector and capital markets.”

This ASX release has been authorised by ioneer Executive Chair, James Calaway.

--ENDS--

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Investor Relations

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited

Investor Relations (USA)	Investor Relations (AUS)
T: +1 775 993 8563	T: +61 434 567 155
E: ir@ioneer.com	E: ibucknell@ioneer.com

Media Relations

Daniel Francis, FGS Global

E: daniel.francis@fgsglobal.com

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